STEVENS & LEE

LAWYERS & CONSULTANTS

111 N. Sixth Street
Reading, PA  19601
(610) 478-2000 Fax (610) 376-5610
www.stevenslee.com

Direct Dial:

(610) 478-2167

                                                                                                                    Email:           tfd@stevenslee.com

Direct Fax:

(610) 988-0828

December 6, 2013

Securities and Exchange Commission

EDGAR Filing

Re:  The DMS Funds
ICA File 811-22706

Ladies and Gentlemen:

We are counsel to the above referenced investment company.  The DMS Fund is filing a 485A amendment today to respond to comments of the Staff relating to a new series originally filed on September 30, 2013, the DMS Thailand Select 33 Index Fund.  The filings made today include changes made in accordance with the comments of the Staff, as follows:

1.

The language regarding the License has been removed from the front cover of the Prospectus, and has been moved to after the Table of Contents.

2.

The investment objective language has been modified as suggested.

3.

The account service fee has been reflected as an annual fee.  Where this fee is mentioned in the Prospectus text, it is referenced as an annual or yearly fee.

4.

The short term redemption fee in the table has been removed, and corresponding references to such fee throughout the document have also been removed.

5.

The fee waiver and reimbursement agreement is contained in the investment management agreement itself (in the Schedule A of that document), and is already filed as an exhibit.  A new Schedule A referencing the Thailand Fund will be filed as an additional exhibit with the next 485 filing.

6.

The language in the footnote relating to the waiver has been modified as suggested to indicate that the waiver cannot be terminated except by action of the Independent Trustees.

7.

We hereby confirm that the waiver agreement refers to all expenses that the Fund may incur, there are no specified exceptions.  We also confirm that there is no provision for the Adviser to recoup from the Funds any of the reimbursement expenses it has paid or will pay.

8.

In the section “Primary Investment Strategies,” the sentence relating to the license for the Index has been removed as suggested.

9.

Under “Primary Risks,” in the bullet for single country risk, the sentence relating to specific Thailand risks has been removed as suggested.

10.

The FDIC language has been removed as suggested.

11.

In the section “Investing in Index Funds,” the bullet discussing “low cost’ has been removed.

12.

In the section discussing the Index and the past performance of the Index, the time periods have been adjusted, and will be adjusted further as final data is obtained from the Index.

13.

The heading “Foreign Tax and Regulatory Risk” has been changed to “Foreign Law and Regulatory Risk.”

14.

In the section “Other Investment Policies and Risks,” we confirm that the possible investments discussed in this section are not primary or principal investments, and are mentioned only as possible investments that could occur.

15.

In the section “The Funds and the Adviser,” the reference to the expense ratios that will be maintained through the waiver and reimbursement has been corrected to reflect the numbers in the fee table in the beginning.

With the changes referenced above, the Fund believes that it has addressed all comments raised by the Staff in connection with the Thailand Select 33 Index Fund.  If we have misunderstood any comments, please advise.

Thank you in advance for your assistance.  If you need any further information, please contact the undersigned.

Very truly yours,

STEVENS & LEE

/s/ Timothy F. Demers/

Timothy F. Demers